Charlie GPS Inc.

101 Ridge road

North Arlington, NJ 07031

June 6, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Charlie GPS Inc.’s - Registration Statement on Form S-1

Amendment No. 2

Filing No. 333-172685

Dear: Tonya Bryan

In response to your letter dated May 26, 2011 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment 1

We note your response to our prior comment two; however, please also revise your Table of Contents to include the Market for Common Equity and Related Stockholder Matter and Dividend Policy sections.

Response: We revised our Table of Contents to include the Market for Common Equity and Related Stockholder Matter and Dividend Policy sections.

Comment 2

Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1registration statements.

Response: We have provided a currently dated consent from independent public accountant.

Registration Statement Cover Page

Comment 3

We note your response to our prior comment five. Please revise the cover page to include the language “exact name of registrant as specified in its charter” under your name. Please refer to Form S-1.

Response: We revised the cover page to include the language “exact name of registrant as specified in its charter” under our name.

Prospectus Cover Page

Comment 4

We note your response to our prior comment eight and your disclosure about the duration of the offering “subject to Company’s ability to extend the offering as provided below.” We also note that you provide no description of an extension and state there will be no extension to the offering on page 5. Please revise for consistency or advise.

Response: We have deleted the references to the extension.

Comment 5

We note your response to our prior comment nine and reissue in part. Please also revise your disclosure on page 9 as it relates to your intent to limit the distribution of securities to friends, family members and business acquaintances or advice.

Response: We deleted our disclosure that relates to our intent to limit the distribution of securities to friends, family members and business acquaintances on page 9.

Prospectus Summary, page 5

Comment 6

We note your disclosure regarding $80 connection fee per year. Please clarify if this is the same as the $80 SIM card or revise your disclosure here to clarify this.

Response:  We have revised our disclosure to clarify that the $80 connection fee per year is the same as the $80 SIM card fee.

Risk Factors, page 6

Risk associated [with] our businesses, page 6

We are solely dependent on the funds to be raised, page 6

Comment 7

Please delete the phrase “(provided that we are not required to raise any minimum amount of funding in the offering)” as you state on the cover page that there is no minimum offering amount or advise.

Response: We deleted this phrase.

We are a development stage company, page 6

Comment 8

We note your response to our prior comment 15 and reissue in part. You continue to refer to new car rental companies; however, you do not appear to be involved in the business of rental cars. Please revise or advise.

Response: We deleted reference to new car rental companies.

Use of Proceeds, page 11

Comment 9

We note you revision in response to our prior comment 16. Please also revise the lead in paragraph, third sentence, to indicate that the table contains the uses of proceeds assuming the sale 25%, 50%, 75% and 100% of the securities offered for sale by the Company.

Response: We revise the lead in paragraph to indicate that the table contains the uses of proceeds assuming the sale 25%, 50%, 75% and 100% of the securities offered for sale by the Company.

Comment 10

Add here the disclosure that you have elsewhere that Mr. Khorozian has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.

Response: We added here the disclosure that Mr. Khorozian has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.

Set Up Our Own Server, page 14

Comment 11

We note your response to our prior comment 26; however you have not revised your total costs in this step to include more than one month to maintain internet security. Please revise or advise.

Response: We revised our total costs.

Results of operation, page 15

Comment 12

In the second sentence, please revise to clarify that it is your believe that Shenzhen Tianling had the best price and quality at the time.

Response: We revised the second sentence to clarify that it is our believe that Shenzhen Tianling had the best price and quality at the time.

Revenue and Cost per Each GPS unit, page 20

Comment 13

We note your response to our prior comment 40 and reissue in part. Please delete the language “this will keep us profitable” because you are not profitable at this time or advise.

Response: We delete the language “this will keep us profitable”.

Government regulations, page 21

Comment 14

Please expand your disclosure to discuss the effect of government regulations on your business. See item 101(h)(4)(ix) of Regulation S-K. How will you ensure your products are certified by FCC, for instance?

Response: We have expanded our disclosure to discuss the effect of government regulation on our business:

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the business of distribution GPS tracking units in any jurisdiction which we would conduct activities. According to Federal Communications Commission (“FCC”) rules and regulations, wireless transceiver and cellular handset products are required to be certified by the FCC.  Products that have FCC approval have an FCC ID meaning that the manufacturer has gone through a series of testing and compliance procedures. This information is publicly accessible on FCC’s website: http://transition.fcc.gov/oet/ea/fccid/.  We will be required to ensure that all products from our suppliers have this FCC ID. If we are unable to source FCC compliant product our business maybe negatively affected.

Signatures, page 52

Comment 15

We note your response to our prior comment 48 and reissue in part. Please revise the language in the second paragraph of this section to conform to the language provided in Form S-1.

Response:  We have updated the disclosure as you have requested.

Exhibit 5.1

Comment 16

Please refer to the fourth paragraph. Please delete the first sentence of the paragraph which appears to assume elements of the shares validly issued, which part of legal opinion.

Response: Our legal opinion has been revised.

Please direct any further comments or questions you may have to the company's attorney Mr. David M. Loev at:

The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Phone: (713) 524-4110 Fax: (713) 524-4122

Thank you.

Sincerely,

/S/ Jarnes Khorozian

Jarnes Khorozian